UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-53019
CUSIP NUMBER:  16951J 103

(Check One):  Form 10-K ☐    Form 20-F ☐    Form 11-K ☐
Form 10-Q ☒    Form 10-D ☐     Form N-SAR ☐     Form N-CSR ☐

For Period Ended:  March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:  ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

China Wesen Recycling Technology, Inc.

Full Name of Registrant

N/A

Former Name if Applicable:

Room 405, Floor 4, North Tower, 9 Shen Zhou Road, Guangzhou High-tech Industrial Development Zone,

Address of Principal Executive Office (Street and Number)

Guangzhou, People’s Republic of China

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-K, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is still in the process of finalizing its financial statements and notes to the financial statements for the three months ended March 31, 2011. The Registrant is unable to file its Form 10-Q for the three months ended March 31, 2011 within the prescribed time period.  The Registrant will file its Quarterly Report on Form 10-Q for the three months ended March 31, 2011 as soon as it is able; however, the Registrant is not able to provide a reasonable estimate as to such filing at this time, which will not occur within the fifth calendar day after the prescribed due date for such report.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Xiao Liu	86	(20) 32290314
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐  No ☒

The Registrant has not filed all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months. The Registrant has not filed its annual report on Form 10-K for the year ended December 31, 2010.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that the reported results for the period ended March 31, 2011 compared to the year ended March 31, 2010 will differ significantly.  The Registrant is unable to provide a reasonable estimate of the changes in the results of operations for the three months ended March 31, 2011 as compared to the three months ended March 31, 2010 because it is still in the process of finalizing its financial statements and notes to the financial statements for the three months ended March 31, 2011.

       China Wesen Recycling Technology, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2011	By:	/s/ Xiao Liu
	Name:	Xiao Liu
	Title:	Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misinformation or omissions of fact
constitute Federal Criminal Violations (See 18 U.S.C. 1001).